

August 21, 2015

Via E-Mail
Mr. Robert L. Steer
Chief Financial Officer
Seaboard Corporation
9000 W. 67th Street
Shawnee Mission, Kansas 66202

> **Re:** **Seaboard Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response dated August 3, 2015**
> **File No. 001-03390**

Dear Mr. Steer:

We have reviewed your August 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2015 letter.

Form 10-K for the fiscal year ended December 31, 2014

Notes to Consolidated Financial Statements, page 32

1.   We note your response to comment 1 that the large majority of your current trade receivables and due from affiliates were not past due. Please tell us the credit terms and the specific dollar amount of past due balances of your foreign receivables. Tell us how you evaluated the significance of this information to an investor's financial assessment of the company and a comparison of the company to its competitors.

Form 10-Q for the quarterly period ended July 4, 2015

Note 9 – Segment Information, page 14

2. We note your response to comment 2 relating to the $34.6 million note receivable from the bakery business in DRC. We note on page 15 of the referenced Form 10-Q that no payment was received in June and you agreed to review future payment terms. Please tell us with sufficient specificity the assumptions used in estimating future cash flows for this business and how you determined that those assumptions were reasonable given the continued operating losses and other challenges faced by this business and the default on the first payment due in June 2015.

3. We note your response to comment 3. We note that your investment in and advances and note receivable from the flour production business in Brazil have been written down to zero. We further note on page 15 of the referenced Form 10-Q that you had a gross receivable due from affiliate related to this business resulting from sales of grain and supplies of $16.5 million as of July 4, 2015 which you reserved $3 million based on an analysis of collectability and working capital. Please tell us with sufficient specificity how you came to the conclusion that no additional allowance for losses was necessary as of July 4, 2015.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities
Mail Stop 3233